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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

ANNUAL GENERAL MEETING HELD ON 7th JUNE, 2012
POLL RESULTS

Reference is made to the Company’s circular dated 9 May 2012 (the “Circular”) in relation to, among other things, the following:

1.	re-election of Directors;

2.	proposed general mandates to issue and repurchase Shares; and

3.	amendments to the articles of association of the Company.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company announces that the proposed resolutions set out in the notice for the annual general meeting of the Company held on 7 June 2012 (the “AGM”) were duly passed by way of poll (except Resolutions 7 and 8 which had been withdrawn at the request of the shareholder which had originally proposed such resolutions to the Meeting, and with the consent of the Meeting).

As at the date of the AGM, the total number of Shares entitling the holders to attend and vote for or against all resolutions at the AGM was 31,972,580,740 ordinary shares. There are no restrictions on Shareholders to cast votes on any of the proposed resolutions at the AGM.

The number of Shares represented by votes for and against the respective resolutions at the AGM was as follows:

	ORDINARY RESOLUTIONS	No. of Votes (%)
		For	Against
1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December, 2011.	8,925,213,002 (99.97)%	2,802,050 (0.03)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2. (i)	To re-elect Chen Shanzhi as a non-executive director of the Company.	8,899,512,586 (99.68)%	28,449,916 (0.32)%
As more than 50% of the votes were cast against of the resolution, the resolution was not passed.

2.(ii)	To re-elect Lip-Bu Tan as an independent non-executive director of the Company.	8,865,688,284 (99.30)%	62,274,168 (0.70)%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.(iii)	To re-elect Zhang Wenyi as an executive director of the Company.	8,824,872,788 (98.85)%	103,039,664 (1.15)%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.(iv)	To re-elect Tzu-Yin Chiu as an executive director of the Company.	8,899,511,286 (99.82)%	15,674,216 (0.18)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2. (v)	To re-elect Frank Meng as an independent non-executive director of the Company.	8,923,059,352 (99.95)%	4,903,150 (0.05)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.(vi)	To re-elect Lawrence Juen-Yee Lau as a non-executive director of the Company.	8,899,788,136 (99.68)%	28,174,366 (0.32)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.(vii)	To authorize the board of directors of the Company (the ‘‘Board’’) to fix the directors’ remuneration.	8,816,463,923 (98.75)%	111,528,579 (1.25)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

3.	To re-appoint Deloitte Touche Tohmatsu as auditors of the Company and authorize the audit committee of the Board to fix their remuneration.	8,923,933,402 (99.95)%	4,536,350 (0.05)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

4.
To grant a general mandate to
the Board to allot, issue,
grant, distribute and otherwise
deal with additional shares in
the Company, not exceeding
twenty per cent. of the issued
share capital of the Company
at the date of this Resolution
(as adjusted).#
		7,196,748,105 (80.60)%	1,731,743,647 (19.40)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

5.	To grant a general mandate to the Board to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.#	8,927,176,552 (99.99)%	872,200 (0.01)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

6.
Conditional on the passing of
Resolutions 4 and 5, to
authorize the Board to
exercise the powers to allot,
issue, grant, distribute and
otherwise deal with the
additional authorized but
unissued            shares in the Company
repurchased by the Company.#
		7,198,392,205 (80.62)%	1,730,212,197 (19.38)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

# Full text of the Resolutions is set out in the Notice of AGM.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investor Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Hong Kong, 7 June 2012